CUSIP No. 19243A 104	13D	Page 1 of 9 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cogentix Medical, Inc.

(Name of Issuer)

Common Stock. $0.01 par value

(Title of Class of Securities)

19243A 104

(CUSIP Number)

Uri Geiger

Accelmed Growth Partners, L.P.

6 Hachoshlim Street, 6th Floor, Herzliya Pituach, Israel 46120

(011-972-9-788-5599)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A 104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.48%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon 60,905,666 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 6, 2017, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (File No. 000-20970), filed with the Securities and Exchange Commission on November 13, 2017 (the “3rd Quarter 10-Q”).

CUSIP No. 19243A 104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.48%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon 60,905,666 shares of common stock, par value $0.01 per share, of the “Company, issued and outstanding as of November 6, 2017, as reported by the Company in its 3rd Quarter 10-Q.

CUSIP No. 19243A 104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners (AGP) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.48%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 60,905,666 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc., a Delaware corporation (the “Company”), issued and outstanding as of November 6, 2017, as reported by the Company in its 3rd Quarter 10-Q.

CUSIP No. 19243A 104	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.48%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 60,905,666 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”), issued and outstanding as of November 6, 2017, as reported by the Company in its 3rd Quarter 10-Q.

CUSIP No. 19243A 104	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 16,129,033 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 16,129,033 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,129,033 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.48%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based upon 60,905,666 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”), issued and outstanding as of November 6, 2017, as reported by the Company in its 3rd Quarter 10-Q.

CUSIP No. 19243A 104	13D	Page 7 of 9 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2016, (the “Schedule 13D”) by Accelmed Growth Partners, L.P. (the “Fund”), Accelmed Growth Partners (GP), L.P. (the “GP”), Accelmed Growth Partners (AGP) Ltd. (the “GPGP”), Accelmed Growth Partners Management Ltd. (the “Management Company”) and Uri Geiger (each a “Reporting Person” and collectively the “Reporting Persons”). The Schedule 13D relates to the common stock, par value $0.01 per share, of Cogentix Medical, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, there are no changes to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 11, 2018, the Company, LM US Parent, Inc., a Delaware corporation (“Parent”), and Camden Merger Sub, Inc., a Delaware corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (the “Outstanding Shares”) at a price of $3.85 per Outstanding Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”). Subject to the terms and conditions of the Merger Agreement, following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent.

In connection with, and concurrently with the execution of, the Merger Agreement, the Fund entered into a Tender and Support Agreement, dated as of March 11, 2018, with Parent and Merger Sub (the “Tender and Support Agreement”). Subject to the terms and conditions of the Tender and Support Agreement, the Fund has agreed to, among other things, validly tender all of its Outstanding Shares into the Offer and vote against and not consent to any competing acquisition proposal, any extraordinary transaction involving the Company other than the Merger, or any corporate action that would frustrate, prevent or delay the transaction contemplated by the Merger Agreement. The Fund has also agreed not to withdraw tendered Outstanding Shares unless Parent terminates the Offer in accordance with the terms of the Merger Agreement, or the Tender and Support Agreement has been terminated in accordance with its terms. The Tender and Support Agreement provides that, in the event of a change in the recommendation of the board of directors of the Company (the “Company Board”) or the termination of the Merger Agreement in certain circumstances related to, the entry into an agreement for a superior proposal, the number of Outstanding Shares covered by the Tender and Support Agreements entered into in connection with the Merger will be reduced so that the Outstanding Shares released from the obligations of the Tender and Support Agreements, together with a majority of the Outstanding Shares held by persons not party to a Tender and Support Agreement, will represent a majority of the Outstanding Shares. In event of the termination of the Merger Agreement under certain specified circumstances related to a change in the recommendation of the Company Board or the entry into an agreement for a superior proposal, the obligations under the Tender and Support Agreement will, subject to the provisions related to the reduction in number of Outstanding Shares subject to the Tender and Support Agreement, survive for a period of six months following such termination.

CUSIP No. 19243A 104	13D	Page 8 of 9 Pages

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)    The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of Such Reporting Person’s cover sheet. Such percentage was calculated based on 60,905,666 shares of Common Stock issued and outstanding as of November 6, 2017, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (File No. 000-20970), filed with the SEC on November 13, 2017.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented with the addition of the following:

Exhibit Number	Exhibit Description

6.	Tender and Support Agreement, dated as of March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc. and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on March 12, 2018).

CUSIP No. 19243A 104	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2018

ACCELMED GROWTH PARTNERS, L.P.
By: Accelmed Growth Partners (GP), L.P.
By: Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (GP), L.P.
By: Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (AGP) LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS MANAGEMENT LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

/s/ Uri Geiger
Uri Geiger